VegasWINNERS Inc.

ANNUAL REPORT

1930 Village Center Circle Suite 3-376
Las Vegas, NV 89134
https://VegasWINNERS.com

This Annual Report is dated May 14, 2020.

BUSINESS

VEGASWINNERS, Inc. is a Nevada corporation (the "Company") is located at 1930 Village Center Circle Ste 3-376 Las Vegas, NV 89134. The Company plans to engage in the business of sports gambling research, data, advice, analysis and predictions utilizing all available media and advertising formats by Wayne Allyn Root, a nationally recognized expert and handicapper in sports gambling and television and radio political personality plus additional experienced handicappers.

The Company's vision is to create sports gambling research, data, advice, analysis and predictions utilizing all available media and advertising formats.

The plan for VegasWINNERS is very simple. VegasWINNERS intends to analyzes and predicts sports event winners for sports bettors- for a fee, just like Merrill Lynch, Goldman Sacks or Charles Schwab analysts give stock advice to investors for a fee. Investors in sports gambling or handicapping pay for professional advice.

Our clients, sports bettors, will pay VegasWINNERS for professional guidance and advice.

VegasWINNERS intends to provide analysis, data, information, advice and predictions about who will win a sporting event in exchange for a fee.

The management team of the Company is currently comprised of Wayne Allyn Root. The Company may retain other independent contractors, and part-time employees, and handicappers on an "as needed" basis. This keeps overhead very low.

VegasWINNERS Inc. plans to capitalize on the legalization of sports gambling.

This industry is sports gambling. For the first time in history, it has been legalized (by a May 2018 Supreme Court ruling) on a state by state basis. As of September 2019, 19 states have legalized some form of sports betting- either in physical locations like casinos, racebooks & sportsbooks, or online/mobile. Many more states are expected to legalize sports gambling in the coming months. The names investing, buying and partnering into sports gambling are legendary: ESPN, Disney, Fox Sports, NFL, NBA, NHL, Major League Baseball, Caesars, MGM, etc. Everyone wants a piece of a dramatically expanding and exciting billion dollar industry.

We also plan to capitalize on Wayne Allyn Root. Wayne's brand name, media appearances, history and background as one of America's top-ranked sports gaming experts intends to drive traffic to VegasWINNERS. Wayne's media appearances are free to the Company.

Direct Competitors

The Direct Competitors to VegasWINNERS Inc. are online sports handicapping companies like Vegasinsider.com, Covers.com and PreGame.com. Each of these competitors has been successful and has something to offer. However, we believe VegasWINNERS' distinct advantage over these

competitors is that they do not have the brand name, bigger-than-life personality and media superstar like Wayne Allyn Root. We plan for the VegasWINNERS model to utilize Wayne's background as one of the nation's highest ranked and most successful handicappers over a thirty year period, plus his successful television and radio show to promote VegasWINNERS Inc.

The industry

Sports gambling changed after the May 2018 Supreme Court decision.

#1) Sports gambling was illegal in 49 states. Yet experts estimated it was already a thriving industry- all done underground, illegal, with bookies, office polls and unregulated offshore sportsbooks.

Therefore, there were a limited number of customers for sports betting advice- only those who were betting legally in 1 state (Nevada), or those willing to bet illegally.

Keep in mind Wayne Root's advice was always 100% legal, but the bet itself was not.

#2) Now that sports betting has been legalized, the audience has dramatically increased. Therefore, the audience (ie potential customer base) for our betting advice has dramatically expanded too.

#3) Now that it is legalized, major sports TV networks are allowing advertising. Previously they did not.

Therefore, now VegasWINNERS has contracts to buy advertising campaigns with major sports networks. VegasWINNERS has sent you a statement from its media buyer.

#4) Now that it is legal, it is legal to promote & refer our sports betting advice customers to legal casinos and sportsbooks, and we can accept:

Advertising revenues from them (to place ads on our web site)

Lucrative upfront or percentage fees for referring customers.

Thereby making this is a much more profitable business, with multiple revenue streams, with a much larger pool of customers.

Wayne started VegasWINNERS in Fall of 2018 with a plan to be funded and operational for this 2019 sports gambling football season. This is the purpose of the crowdfunding fundraise with Start Engine. Wayne conducted a small "test" in November and December of 2018 for the VegasWINNERS web site. The site was well received, operated flawlessly and attracted thousands of viewers and hundreds of registered customers. The website is fully launched for VegasWINNERS. The next step is to increase spending on advertising so that we can attract customerrs and betters. Our goal is to advertise VegasWINNERS commencing in 2020.

The complicated part has been done already. VegasWINNERS has build its web site, which took thousands of hours, dozens of pages, thousands of words.

This is an eCommerce site. Every offer to buy, on every page, has to be perfectly worded and must work when you click on it. The building of an eCommerce site is a complicated, time-consuming and expensive process.

Once it was built, we tested to make sure it worked. That's the test to which we refer.

VegasWINNERS purchased radio ads and online advertising...to see if customers could click on it and buy...and the money would be accepted by our merchant accounts...and then the money would be deposited into our bank account.

Clients need to be able to register so we can capture their name and email address and financial information.

Then we have to send out email promotions to our database of new clients. Do they get them? Or are they sent to spam files? Do any of them respond and buy? Does the sale process work from the email promotions to our site?

Once all of that works...

Then comes the most important part of all: Is the web site easy to navigate? Functional on every page? Do the readers like it? What changes do they want to see? Will they buy? If not, why?

Are there functions they want us to add that would make them more likely to come back every day? Do they repeat buy? If not, why not? Is our "copy" on the site encouraging them to buy, or turning them off?

This "test" was not about revenues. Wayne Root has produced tens of millions of dollars of sales in this business. That is always a direct result of A) advertising and B) promotion and C) using his brand name in the ads and D) Repetition. VefasWINNERS has to buy ads for a period of significant time to build name recognition.

This "test" we spoke about was about...

A) The functionality of the web site passed. The site worked. The ads worked. We registered 900 potential clientsustomers in a short period. They were able to buy. VegasWINNERS believes it did $11,000 in sales. The process worked flawlessly.

This was not about volume of sales. That requires serious money spent on major sports networks. This was a small test.

And B) Interaction and focus groups with customers, testing what parts of site work to attract them back regularly, and what parts do not. VegasWINNERS' goal was to make the site flawless, fun, entertaining and very easy to use.

Now we are ready to launch INSTANTLY, as soon as we are funded.

VegasWINNERS has a home TV studio, where Mr. Root films his current national TV show, which cost about $10,000. Mr. Root simply dedicated a room in his home to host his TV show, soundproofed the room, bought a special TV-quality camera, and hung special TV lighting from the ceiling. The TV studio is finished thereby saving the Company a substantial sum of money.

For VegasWINNERS' purposes, Mr. Root may add equipment to enhance the existing home TV studio- as Mr. Root plans to make frequent and regular TV appearances on sports shows across the country to promote VegasWINNERS. This will brand VegasWINNERS' name and lends name recognition, credibility and sales to VegasWINNERS. The cost for Mr. Root to appear on these shows as the "expert guest" is zero.

If Mr. Root chooses to add the additional equipment - multiple cameras (to do two or three person shoots with other handicappers), green screen (gives the ability to change backgrounds), etc. the cost would be minimal (a few thousand dollars).

Previous Offerings

Between December 13, 2019 and May 14, 2020, VegasWINNERS has agreed to sell 102,102 [shares of Common Stock] in exchange for $1.50 per share pursuant to its agreement with, and under, Regulation Crowdfunding.

VegasWINNERS hss made the following issuances of securities within the last three years:
Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000.00
Number of Securities Sold: 1,000
Use of proceeds: Operations and buidling the site.
Date: August 31, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $424.90
Number of Securities Sold: 4,249,000
Use of proceeds: Operations
Date: August 05, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

In 2018, VegasWINNERS borrowed money pursuant to a Promissory Note, as amended, to develop its website and aggregate its database. In 2019, VegasWINNERS began its operations to test the website, which proved successful. VegasWINNERS' business will lbe fully operational when it has received the required funding.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash in bank of $860. [*The Company intends to raise additional funds through an equity financing*.]

The Company is raising money on StartEngine in order to fund its continued operations. This is the purpose of its crowd fundraise on StartEngine. Additionally, VegasWINNERS' resources include cash on hand and a line of credit provided by Chief Executive Officer, Wayne Allyn Root. The Company is seeking new investments from substantial accredited investors through a Private Placement Memorandum.

Debt

Creditor: Jericho Associates
Amount Owed: $232,500.00
Interest Rate: 10.0%
Maturity Date: October 17, 2022
Company has made interest payments to note holder starting with the fourth quarter of 2019. Quarterly interest of 10.00% is due through the maturity of the loan. The 10% rate of interest is computed annually, but paid on a quarterly basis, and is not compounded. The principal and accrued interest is to be repaid on October 2022. The loan is secured by Company assets.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and Directors Name: Wayne Allyn Root

Wayne Allyn Root's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman, CEO, President, Secretary, Treasurer, and Spokesman
Dates of Service: July 20, 2018 -
Present Responsibilities: Wayne Root operates the Company, provides much of the analysis and advice, and appears in the media to promote the Company. Although Mr. Root is due an authorized salary, to be paid by the Company, Mr. Root has not taken any salary since 2018.

Other business experience in the past three years:
Employer: The Wayne Allyn Root Show
Title: Host
Dates of Service: June 01, 2017 - Present
Responsibilities: Host of "The Wayne Allyn Root Show" on Newsmax TV through June 4, 2020, 5 nights per week, the primetime show on TV network reached 70 million homes.

Other business experience in the past three years:
Employer: Wayne Allyn Root: Raw & Unfiltered
Title: Host Dates of Service: April 01, 2017 - Present
Responsibilities: Host of "Wayne Allyn Root: Raw & Unfiltered" on USA Radio Network (national syndication), heard in Dallas, Chicago, San Antonio, Minneapolis, Oklahoma City, Las Vegas, Reno, Hartford, Long Island, NY, and as far away as San Juan, Puerto Rico and US Virgin Islands.

Other business experience in the past three years:
Employer: Las Vegas Review Journal
Title: National Politics Opinion Columnist
Dates of Service: September 01, 2016 – March 2020
Responsibilities: National Politics Opinion Columnist, Las Vegas Review Journal, and column now nationally syndicated by Creators Syndicate.

Other business experience in the past three years:
Employer: Book TRUMP RULES: The Ultimate Guide to Being a Winner
Title: Author
Dates of Service: January 01, 1989 - Present
Responsibilities: Author of 12 books, including many national bestsellers. Latest book, "TRUMP RULES: The Ultimate Guide to Being a Winner" to be released by Humanix Books (division of Newsmax Media) on February 10, 2020.

Other business experience in the past three years:
Employer: MY Entertainment
Title: Television Show Producer
Dates of Service: November 01, 2006 - Present
Responsibilities: Television Show Producer through MY Entertainment in NY, NY. Producer of "King of Vegas" "Sin City Justice" and "Ghost Adventures," highest-rated show in history of Travel Channel (16 seasons).

Other business experience in the past three years:
Employer: Spokesman for many Advertisers
Title: Spokesman
Dates of Service: January 01, 2010 - Present
Responsibilities: Spokesman for many companies- including a constant 25 to 30 advertisers on my local Vegas radio syndicated national radio.

Other business experience in the past three years:
 Employer: Speaker at many business and political events, conferences & conventions across the globe.
Title: Speaker
Dates of Service: January 01, 2000 - Present
Responsibilities: Speaker at many business and political events, conferences & conventions across the globe. Wayne has spoken in USA, Puerto Rico, Canada, Mexico, Costa Rica, UK, Italy, Netherlands, Hong Kong, Singapore, Malaysia, South Africa- to name a few.
Other business experience in the past three years:
Employer: Cool Hand Root Productions
Title: Founder & CEO
Dates of Service: January 01, 2008 - Present
Responsibilities: Operates the Company and executes the business decisions for the Company.

Name: Hollis Barnhart

Hollis Barnhart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: General Manager
Dates of Service: August 31, 2018 - Present
Responsibilities: Oversee all aspects of Company business. Compensation: $48,000, equity not determined yet

Other business experience in the past three years:
 Employer: Infotel
Title: Senior Content Provider (for sports handicapper Wayne Allyn Root)
Dates of Service: January 01, 2016 - December 01, 2018
Responsibilities: Content provider and responsible for website and sales for Wayne Allyn Root

Name: Howard Lefkowitz

Howard Lefkowitz's current primary role is with aXcess Health, LLC.. Howard Lefkowitz currently services 20 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:
Position: COO, CTO
Dates of Service: August 31, 2018 - Present
Responsibilities: To assure solid business operations of the Company and its attendant technologies.
Compensation: $100,000, equity not determined yet
Other business experience in the past three years:
Employer: One Degree World, Inc.
Title: CEO Dates of Service: June 01, 2014 - December 01, 2018
Responsibilities: Responsibility for all operations of the Company- technology, marketing and financial.

Other business experience in the past three years: Employer: aXcess Health, LLC.
Title: CEO
Dates of Service: September 01, 2015 - Present
Responsibilities: Responsibility for all operations of the Company- technology, marketing and financial.

Name: Douglas Miller

Douglas Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CFO
Dates of Service: August 31, 2018 - Present
Responsibilities: Oversees financial aspects of the Company. Compensation: $60,000 , equity not determined yet

Name: Phil Gordon

Phil Gordon's current primary role is with Chatbox.com. Phil Gordon currently renders services 1-2 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: December 01, 2019 - Present
Responsibilities: A Member of the Board of Directors and helps make business decisions for the Company

Other business experience in the past three years:
Employer: Chatbox.com
Title: CEO & Founder
Dates of Service: March 01, 2013 - Present
Responsibilities: Product decisions and maintains Investor relations

Other business experience in the past three years:
Employer: TV, Radio Broadcasts
Title: Television host and media personlity
Dates of Service: January 01, 2004 - Present
Responsibilities: Hosted 42 episodes of Bravo's hit television show, Celebrity Poker Showdown. Host of ESPN's first live coverage of the final table of the World Series of Poker ESPN Poker Analyst for 5 years. Host of top ESPN top 10 podcast: "Poker Edge" Host of Fox Sports "Rock Paper Scissors Championship" Host of "Pro Am Poker Equalizer" Major role in Zak Penn's "The Grand" movie (2007) Guest spots on Jimmy Kimmel, Dennis Miller, The Big Idea, Less Than Perfect, Joey, Las Vegas Parodied by Chris Parnell on Saturday Night Live. Author of Feature Article in Playboy Magazine.

Name: Mike Matusow
Mike Matusow's current primary role is with Professional Poker Player. Mike Matusow currently renders services 1-2 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:
Position: Director
Dates of Service: December 01, 2019 - Present
Responsibilities: A Member of the Board of Directors and helps make business decisions for the Company.

Other business experience in the past three years:
Employer: Professional Poker Player
Title: Poker player
Dates of Service: January 01, 1996 - Present
Responsibilities: Matusow began playing poker seriously in the early 1990s, first while working as a poker dealer, then as a professional player. His successes include being a four-time World Series of Poker bracelet winner and the winner of the 2005 World Series of Poker Tournament of Champions.

Name: Todd Franklin Kobrin

Todd Franklin Kobrin's current primary role is with Oddsium. Todd Franklin Kobrin currently services 1-2 hours per week in his role with the Issuer.

Positions and offices currently held with the Issuer:
Position: Director

Dates of Service: December 01, 2019 - Present
Responsibilities: Helps make business decisions for the Company

Other business experience in the past three years:
 Employer: Oddsium
Title: CEO
Dates of Service: June 01, 2019 - Present
Responsibilities: Helps make business decisions for the Company

Other business experience in the past three years:
Employer: Penn Interactive Ventures
Title: Director of Marketing
Dates of Service: December 01, 2018 - June 01, 2019
Responsibilities: Overseeing marketing department. Evaluating and developing our marketing strategy and marketing plan. Planning, directing, and coordinating marketing efforts.

Name: Phil Hellmuth

Phil Hellmuth's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:
 Position: Board member
Dates of Service: February 03, 2020 - Present
Responsibilities: A Member of the Board of Directors for Vegaswinners

Other business experience in the past three years:
Employer: Lasso Gear
Title: Board member
 Dates of Service: May 01, 2019 - Present
Responsibilities: 10 hours a year of consulting, and help connecting with the VC Network, and some private contacts with money. The CEO is happy with the contributions so far.

Other business experience in the past three years:
Employer: Deck of Dice
Title: Board member
Dates of Service: January 01, 2016 - Present
Responsibilities: The CEO gives me credit for pivoting the entire Company with one key meeting with Bill Lee. Also, I helped with the roadmap (the Company has $800,000 of the $1 million for this latest round).

Other business experience in the past three years:
Employer: QLASH (ESports team)
Title: Board Member
Dates of Service: October 01, 2019 - Present

Responsibilities: (yesterday we announced a big deal withInter Milan). I have helped them raise money through my network (non-VC so far), and will be a lot more money coming in from my network. The founders Eugene and Luca are former pro poker players and saw value in my name and contacts.

Other business experience in the past three years:
Employer: End Game (ESports talent agency)
Title: Board Member
Dates of Service: August 12, 2018 - Present
Responsibilities: I've been onboard for 18 months. I helped secure a deal with Party Poker for us, and helped the CEO Scott through consulting. Scott feels like I've been great for him! I'm honored. I talked to Scott today About how to handle a client via email (take the high road!), and Scott says we did $1 Million in one month last month. Company is probably worth $100 Million.

Other business experience in the past three years:
Employer: Muzik Connect
Title: Board member
Dates of Service: February 13, 2018 - Present
Responsibilities: Introduced Jason to Tesla CTO within days of joining advisory board. Introduced him to Peter Guber and Tony Robbins. Tony invested. We raised $70 Million last year, a lot from Michael Jordan.

Other business experience in the past three years:
Employer: Mega Particle
Title: Board Member
Dates of Service: February 01, 2018 - Present
Responsibilities: I came onboard two years ago and intro'd them to Ken Howery (perfect for VR space) and a few others. I helped them figure out how to approach VC's, and other wealthy investors. But, unfortunately VR/AR hasn't taken off...

Other business experience in the past three years:
Employer: Sentia Wellness
Title: Board member
Dates of Service: January 01, 2020 - Present
Responsibilities:

Other business experience in the past three years:
Employer: Union.market (Crypto "staking protocol")
Title: Board member
Dates of Service: November 01, 2019 - Present
Responsibilities: VegasWINNERS has a deal in principle. Shayne's wishlist was to meet Sky Dayton and David Sacks (I set personal meetings with both), and a few others. I also helped with those relationships. Shayne didn't think I could help him on business side. But soon figured out I could. Great idea, bright and driven Founder.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

- Wayne Allyn Root 4,250,000, Common Stock, 100.0%

RELATED PARTY TRANSACTIONS

Name of Entity: Jericho Associates, Inc.
Names of 20% owners: Ron Tassinari, Independent Advisor
Relationship to Company: 15% investor in the Company
Nature / amount of interest in the transaction: Jericho Associates is an Investor in VegasWinners. Between Jericho Associates, Inc., a Nevada corporation (the "Company"), on the hand, and VegasWinners, Inc., a Nevada corporation ("VWI') and Wayne Allyn Root ("Root"), the sole Shareholder of VWI, on the other hand. The Company, VWI and Root are collectively referred to herein as the "Parties". Material Terms: 1. Pursuant to the Term Sheet between Jericho Associates, Inc. ("Jericho") and VegasWinners, Inc. ("VWI"), Jericho acquired 15% of VWI's Shares in exchange for 250,000 Shares of Jericho's Stock ("Jericho Shares"). 3. The Term Sheet also provides for an Amendment to a Promissory Note with Jericho, dated October 18, 2018, to accurately reflect the amount of funds VWI received from Jericho, which VWI used to design and build its website, manage the website on a going forward basis, produce an advertising campaign and pay a key employee. The Closing will take place at a date and time (the "Closing Date") and place to be mutually agreed upon by the Parties. The Closing shall be conditioned only upon the receipt by VWI of $100,000 (the "Proceeds") from the sale of VWI's securities on or before the Closing Date. Option To Acquire Additional VWI Shares. From and after the Closing, Jerricho has an option to acquire an additional seventeen percent (17%) of the authorized, but unissued Shares of VWI (the "Option") upon the following terms and conditions: The exercise period ("Exercise Period") shall be a period of twenty-four (24) months commencing from the Closing Date. The Company is not assigning any value to the Jericho Shares as Jericho is a privately held Company. In response to your question concerning the issuance of shares by VegasWinners, Inc. to Jericho, please be advised that the closing of the exchange of Shares does not occur unless and until VegasWinners, Inc. receives $100,000 from the sale of its Shares, which has not yet occurred. To be clear, no Shares

have been issued to Jericho because the condition of receiving $100,000 has not occurred and will not be issued until VegasWinners, Inc. received the investment of $100,000 A copy of the Amended Promissory Note is attached.

OUR SECURITIES

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The number of shares of Common Stock currently authorized by the Company is 10,000,000 with 4,250,000 shares of Common Stock issued.

Voting Rights

1 vote per share

Material Rights

TRANSFER RESTRICTIONS; RIGHT OF FIRST REFUSAL.
(a) Any shareholder wishing to sell or transfer shares of the Corporation ("transferring shareholder") must first notify the secretary of the Corporation by means of a writing (the "original notification") that states the number and class of shares, and the price per snare, terms of the sale, and name of the proposed transferee, if any. The Corporation shall then have the right to purchase all of those shares at that price and on those terms. The Corporation shall also have the right to purchase any number of those shares, provided that shareholders other than the transferring shareholder (the "other shareholders") agree to purchase the remainder of the shares which the transferring shareholder wishes to sell or transfer. The Corporation shall exercise either of these rights by a written election to purchase ("corporation's election to purchase") delivered to the shareholder on or before the "corporation's election date," which is sixty (60) days after receipt of the original notification.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

VEGASWINNERS, INC.



By

Name: Wayne Allyn Root

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Wayne Allyn Root, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.



Principal Executive Officer

VEGASWINNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019



HILBURN & LEIN, CPAs
A PROFESSIONAL CORPORATION

VEGASWINNERS, INC.

DECEMBER 31, 2019

TABLE OF CONTENTS



HILBURN & LEIN, CPAs

A PROFESSIONAL CORPORATION

Gary W. Lein, CPA
Shareholder
Greg M. Sinacori, CPA
Shareholder
Philip C. Bateman, CPA
Shareholder
Cory Puga, CPA
Shareholder

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholder of
 VegasWINNERS, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of VegasWINNERS, Inc. (a Corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of loss, changes in equity, and cash flows for the year ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in the accompanying page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Hilburn & Lein CPAs

Las Vegas, Nevada
April 16, 2020

VEGASWINNERS, INC.
BALANCE SHEET
DECEMBER 31, 2019

(See Independent Accountants' Review Report)

<u>ASSETS</u>

CURRENT ASSETS		
Cash - Note 3	$	860
PROPERTY AND EQUIPMENT		-
OTHER ASSETS		
Deferred Income Taxes - Note 5		31,093
TOTAL ASSETS	$	31,953

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

CURRENT LIABILITIES		
Accounts Payable	$	-
OTHER LIABILITIES		
Line of Credit - Note 6		86,900
Note Payable - Note 4		262,055
		348,955
TOTAL LIABILITIES		348,955
STOCKHOLDER'S EQUITY		
Common Stock: Authorized, 1,000 shares having		
no par value; issued and outstanding 1,000 shares		1,000
Retained Deficit		(318,002)
		(317,002)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	31,953

The accompanying notes are an integral part of these financial statements

VEGASWINNERS, INC.
STATEMENT OF LOSS AND CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

(See Independent Accountants' Review Report)

REVENUES	$	17,200
GENERAL AND ADMINISTRATIVE EXPENSES		133,071
LOSS FROM OPERATIONS		(115,871)
OTHER INCOME AND (EXPENSE), NET		(37,328)
LOSS BEFORE PROVISION FOR FEDERAL INCOME TAX BENEFIT		(153,199)
PROVISION FOR FEDERAL INCOME TAX BENEFIT		9,696
NET LOSS	$	(143,503)
RETAINED DEFICIT:		
Beginning of Year	$	(82,098)
Net Loss		(143,503)
Dividends		(92,401)
END OF YEAR	$	(318,002)

The accompanying notes are an integral part of these financial statements

VEGASWINNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

(See Independent Accountants' Review Report)

CASH FLOWS USED FOR OPERATING ACTIVITIES		
Net Loss	$	(143,503)
ADJUSTMENTS TO RECONCILE NET LOSS TO		
CASH FROM OPERATING ACTIVITIES:		
Deferred Income Taxes		(9,696)
NET CASH USED FOR OPERATING ACTIVITIES		(153,199)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest Payable		24,841
Proceeds from Line of Credit		86,900
Dividends Paid		(92,401)
		19,340
NET DECREASE IN CASH AND CASH EQUIVALENTS		(133,859)
Cash and Cash Equivalents at Beginning of Year		134,719
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	860
SUPPLEMENTARY INFORMATION:		
Cash Paid for Interest	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

VegasWINNERS, Inc. "Company" was incorporated, in the state of Nevada, on August 31, 2018. The Company is a consulting company that provides sports betting data. The Company is located in Nevada.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company maintains its records on the accrual basis of accounting. Under this method of accounting, revenue is recognized when earned, whether received or not, and expenses are recognized when goods or services are incurred, whether paid or not.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance.

PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains and losses on the disposal of property and equipment are included in the determination of other income and expenses. For the year ended December 31, 2019, there are no gains or losses on the disposal of property and equipment.

Depreciation is provided for, on a straight-line basis, over the estimated useful lives ranging from 3 to 7 years for equipment. For the year ended December 31, 2019, there was no depreciation expense.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company follows FASB ASC-360 and FASB ASC-820 for accounting for the impairments of or disposal of long-lived assets. An impairment loss is recognized only if the carrying amount of long-lived asset is not recoverable and exceeds its fair value. Fair value is defined as the exchange price in an orderly transaction between market participants to sell the asset in the market in which the Company would transact for the asset or most advantageous market for the asset. At December 31, 2019, no long-lived asset impairment existed.

ADVERTISING AND PROMOTION

The Company expenses advertising and promotion expenses as they are incurred. For the year ended December 31, 2019, advertising and promotion expense was $6,320.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, property and equipment valuation, and deferred income tax valuation. Actual results could differ from those estimates.

DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the management has evaluated events and transactions for potential recognition or disclosure through the date of the independent accountants' review report, which is the date the financial statements were available to be issued.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2019, as represented on the balance sheet are detailed as follows:

Wells Fargo Bank	$ 860

NOTE 4 - NOTE PAYABLE

At December 31, 2019, the Company had the following note payable:

Jericho Associates, Inc., Quarterly interest of 10.00% accrues through the maturity of the loan. The principal and accrued interest is to be repaid on October 2021. The loan is secured by Company assets	$ 262,055
Less: Current Portion	(-)
Total Long-Term Portion	$ 262,055

NOTE 5 - FEDERAL INCOME TAXES

Tax year open under the statute of limitations is 2018 and 2019. At December 31, 2019, federal income tax consisted of the following balances:

Current Income Tax Expense	$	-
Deferred Income Tax Benefit		9,696
Provision for Federal Income Tax Benefit	$	9,696

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes are reflected in deferred income taxes on the Balance Sheet, which were $31,093. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019 are as follows:

Deferred Tax Asset Components:		
2019 Net Operating Loss (Expires 2039)	$	20,652
2018 Net Operating Loss (Expires 2038)		97,175
2019 Charitable Contributions (Expires 2024)		680
Various Temporary Differences		29,555
Deferred Tax Liability Components:	(	-)
Accumulated Temporary Differences	$	148,062

NOTE 6 – LINE OF CREDIT

The Company has a $100,000, non-interest bearing, line of credit with a Shareholder dated January 1, 2019. The credit line has a term of two years terminating on December 31, 2021. At December 31, 2019, the outstanding balance on the line was $86,900.

SUPPLEMENTARY FINANCIAL INFORMATION

VEGASWINNERS, INC.
PERCENTAGE ANALYSIS OF REVENUES AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2018

(See Independent Accountants' Review Report)

	AMOUNT	% OF REVENUE
REVENUES	$ 17,200	100.00
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and Promotion	40,820	237.33
Automobile Expenses	1,531	8.90
Bank Service Charges	438	2.55
Contributions	680	3.95
Computer and Internet Expenses	899	5.23
Contract Labor	40,000	232.56
Dues and Subscriptions	234	1.36
Meals	21,253	123.56
Office Expenses	882	5.13
Professional Fees	19,793	115.08
Repairs and Maintenance	237	1.38
Licenses and Fees	825	4.80
Telephone Expense	5,332	31.00
Travel Expenses	147	0.85
	133,071	773.64
LOSS FROM OPERATIONS	(115,871)	(673.64)
OTHER INCOME AND (EXPENSE)		
Interest Income	12	0.07
Interest Expense	(37,340)	(217.09)
	(37,328)	(217.02)
LOSS BEFORE PROVISION FOR FEDERAL INCOME TAX BENEFIT	(153,199)	(890.66)
PROVISION FOR FEDERAL INCOME TAX BENEFIT	9,696	56.37
NET LOSS	$ (143,503)	(834.30)

VEGASWINNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018



HILBURN & LEIN, CPAs
A PROFESSIONAL CORPORATION

VEGASWINNERS, INC.

DECEMBER 31, 2018

TABLE OF CONTENTS



HILBURN & LEIN, CPAs
A PROFESSIONAL CORPORATION

Gary W. Lein, CPA
Shareholder
Greg M. Sinacori, CPA
Shareholder
Philip C. Bateman, CPA
Shareholder
Cory Puga, CPA
Shareholder

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholder of
VegasWINNERS, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of VegasWINNERS, Inc. (a Corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of loss, changes in equity, and cash flows for the period from inception (August 31, 2018) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in the accompanying page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Hilburn & Lein CPAs

Las Vegas, Nevada
August 29, 2019

5520 S. FORT APACHE ROAD • LAS VEGAS, NV 89148 • 702-597-1945 • FAX 702-597-1980

VEGASWINNERS, INC.
BALANCE SHEET
DECEMBER 31, 2018

(See Independent Accountants' Review Report)

<u>ASSETS</u>

CURRENT ASSETS		
Cash - Note 3	$	134,719
Accounts Receivable		-
		134,719
PROPERTY AND EQUIPMENT		-
OTHER ASSETS		
Deferred Income Taxes - Note 4		21,397
TOTAL ASSETS	$	156,116

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

CURRENT LIABILITIES		
Accounts Payable	$	-
OTHER LIABILITIES		
Note Payable - Note 5		237,214
TOTAL LIABILITIES		237,214
STOCKHOLDER'S EQUITY		
Common Stock: Authorized, 1,000 shares having		
no par value; issued and outstanding 1,000 shares		1,000
Retained Deficit		(82,098)
		(81,098)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	156,116

The accompanying notes are an integral part of these financial statements

VEGASWINNERS, INC.
STATEMENT OF LOSS AND CHANGES IN EQUITY
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

REVENUES	$	11,877
GENERAL AND ADMINISTRATIVE EXPENSES		110,676
LOSS FROM OPERATIONS		(98,799)
OTHER INCOME AND (EXPENSE), NET		(4,696)
LOSS BEFORE PROVISION FOR FEDERAL INCOME BENEFIT		(103,495)
PROVISION FOR FEDERAL INCOME TAX BENEFIT		21,397
NET LOSS	$	(82,098)
COMMON STOCK:		
Beginning of Period	$	-
Common Stock Issued		1,000
END OF PERIOD	$	1,000
RETAINED DEFICIT:		
Beginning of Period	$	-
Net Loss		(82,098)
END OF PERIOD	$	(82,098)

The accompanying notes are an integral part of these financial statements

VEGASWINNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (82,098)
ADJUSTMENTS TO RECONCILE NET LOSS TO	
CASH FROM OPERATING ACTIVITIES:	
Deferred Income Taxes	(21,397)
NET CASH FROM OPERATING ACTIVITIES	(103,495)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Note Payable	232,500
Accrued Interest on Note Payable	4,714
Common Stock Issued	1,000
	238,214
NET INCREASE IN CASH AND CASH EQUIVALENTS	134,719
Cash and Cash Equivalents at Beginning of Period	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 134,719
SUPPLEMENTARY INFORMATION:	
Cash Paid for Interest	$ -

The accompanying notes are an integral part of these financial statements

VEGASWINNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

NOTE 1 - ORGANIZATION

VegasWINNERS, Inc. "Company" was incorporated, in the state of Nevada, on August 31, 2018. The Company is a consulting company that provides sports betting data. The Company is located in Nevada.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company maintains its records on the accrual basis of accounting. Under this method of accounting, revenue is recognized when earned, whether received or not, and expenses are recognized when goods or services are incurred, whether paid or not.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance.

PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains and losses on the disposal of property and equipment are included in the determination of other income and expenses. For the period from inception (August 31, 2018) to December 31, 2018, there are no gains or losses on the disposal of property and equipment.

Depreciation is provided for, on a straight-line basis, over the estimated useful lives ranging from 3 to 7 years for equipment. For the period from inception (August 31, 2018) to December 31, 2018, there was no depreciation expense.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company follows FASB ASC-360 and FASB ASC-820 for accounting for the impairments of or disposal of long-lived assets. An impairment loss is recognized only if the carrying amount of long-lived asset is not recoverable and exceeds its fair value. Fair value is defined as the exchange price in an orderly transaction between market participants to sell the asset in the market in which the Company would transact for the asset or most advantageous market for the asset. At December 31, 2018, no long-lived asset impairment existed.

ADVERTISING AND PROMOTION

The Company expenses advertising and promotion expenses as they are incurred. For the period from inception (August 31, 2018) to December 31, 2018, advertising and promotion expense was $63,215.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, property and equipment valuation, and deferred income tax valuation. Actual results could differ from those estimates.

DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the management has evaluated events and transactions for potential recognition or disclosure through the date of the independent accountants' review report, which is the date the financial statements were available to be issued.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2018, as represented on the balance sheet are detailed as follows:

Wells Fargo Bank	$ 134,719

NOTE 4 - FEDERAL INCOME TAXES

Tax year open under the statute of limitations is 2018. At December 31, 2018, federal income tax consisted of the following balances:

Current Income Tax Expense	$	-
Deferred Income Tax Benefit		21,397
Provision for Federal Income Tax Benefit	$	21,397

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes are reflected in deferred income taxes on the Balance Sheet, which were $21,397. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 are as follows:

Deferred Tax Asset Components:		
2018 Net Operating Loss (Expires 2038)	$	101,889
Deferred Tax Liability	(	-)
	$	101,889

VEGASWINNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

NOTE 5 - NOTES PAYABLE

At December 31, 2018, the Company had the following note payable:

Jericho Associates, Inc., Quarterly interest of 10.00% accrues through the maturity of the loan. The principal and accrued interest is to be repaid on October 2021. The loan is secured by Company assets,	$	237,214
Less: Current Portion	(	-)
Total Long-Term Portion	$	237,214

SUPPLEMENTARY FINANCIAL INFORMATION

VEGASWINNERS, INC.
PERCENTAGE ANALYSIS OF REVENUES AND EXPENSES
FOR THE PERIOD FROM INCEPTION (AUGUST 31, 2018) TO DECEMBER 31, 2018

(See Independent Accountants' Review Report)

	AMOUNT	% OF REVENUE
REVENUES	$ 11,877	100.00
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and Promotion	63,215	532.25
Meals and Entertainment	3,212	27.04
Office Expenses	410	3.45
Professional Fees	18,165	152.94
Website Design and Maintenance	25,674	216.17
	110,676	931.85
LOSS FROM OPERATIONS	(98,799)	(831.85)
OTHER INCOME AND (EXPENSE)		
Interest Income	18	0.15
Interest Expense	(4,714)	(39.69)
	(4,696)	(39.54)
LOSS BEFORE PROVISION FOR FEDERAL INCOME BENEFIT	(103,495)	(871.39)
PROVISION FOR FEDERAL INCOME TAX BENEFIT	21,397	180.15
NET LOSS	$ (82,098)	(691.24)